UNITED STATES OF AMERICA
                                   before the
                       SECURITIES AND EXCHANGE COMMISSION
                 ----------------------------------------------
                                                              :
                               In the Matter of               :
                                                              :
                       AMERICAN ELECTRIC POWER COMPANY, INC.  : CERTIFICATE
                            Columbus, Ohio 43215              : OF
                                                              : NOTIFICATION
                                   (70-5943)                  :
                                                              :
                  PUBLIC UTILITY HOLDING COMPANY ACT OF 1935  :
                 ----------------------------------------------

         THIS IS TO CERTIFY that, in accordance with the terms and conditions of and for the purposes represented by the declaration, as amended, of American Electric Power Company, Inc. (the "Company") in the above-captioned file and the orders of the Securities and Exchange Commission with respect thereto (HCAR No. 19879, dated February 8, 1977; HCAR No. 19992, dated April 19, 1977; HCAR No. 20111, dated October 14, 1977; HCAR No. 20506, dated April 19, 1978; HCAR No. 20979, dated March 29, 1979; HCAR No. 21180, dated August 8, 1979; HCAR No. 21544, dated May 1, 1980; HCAR No. 22113, dated June 30, 1981; HCAR No. 22539, dated June 15, 1982; HCAR No. 22989, dated June 29, 1983; HCAR No. 23353, dated June 29, 1984; HCAR No. 23538, dated December 19, 1984; HCAR No. 23754, dated October 1, 1985; HCAR No. 23980, dated January 3, 1986; HCAR No. 24534, dated December 18, 1987; HCAR No. 25233, dated December 27, 1990; HCAR No. 25936, dated December 1, 1993; HCAR No. 26516 dated May 10, 1996; HCAR No. 26553, dated August 13, 1996; HCAR No. 27186, dated June 14, 2000 in file 70-9381; and HCAR No. 27258, dated December 19, 2000) during the period from October 1, 2002, through December 31, 2002, the Company issued a total of -0- shares of its Common Stock, $6.50 par value ("Common Stock"), to Stanley & Co. [a nominee of EquiServe Trust Company, N.A. ("EquiServe")], at a total purchase price of $-0-, for the accounts of participants in the Company's Dividend Reinvestment and Direct Stock Purchase Plan (the "Plan"). During such period, EquiServe, as Agent under the Plan, purchased on the open market for the accounts of participants a total of 789,337 of the Company's Common Stock, at a total purchase price of $20,459,247.00. These transactions are set forth in more detail in the attached
Schedule I, incorporated herein by reference.

                               AMERICAN ELECTRIC POWER COMPANY, INC.


                                By:   /s/  Wendy G. Hargus
                                         Assistant Treasurer

Dated:  June 19, 2003

                                   SCHEDULE I
                                       to
                     CERTIFICATE OF NOTIFICATION (#70-5943)
                                       of
                      AMERICAN ELECTRIC POWER COMPANY, INC.
                  For the Period October 1 - December 31, 2002


TRANSACTIONS THIS PERIOD:

                            - ORIGINAL ISSUE SHARES -

                    SHARES             PRICE                  TOTAL
PERIOD              ISSUED           PER SHARE            PURCHASE PRICE
TOTAL O/I
PURCHASE             -0-                                     $-0-

                            - OPEN MARKET PURCHASES -

                      SHARES           AVERAGE PRICE              TOTAL
  DATE              PURCHASED            PER SHARE           PURCHASE PRICE
10/01/02              29,278              29.362               859,660.64
10/08/02              35,759              23.307               833,430.43
10/15/02              31,128              19.375               603,102.37
10/22/02              38,603              21.418               826,791.89
10/29/02              21,130              24.677               521,425.01
11/05/02              19,733              28.073               553,964.51
11/12/02               9,170              25.574               234,513.58
11/19/02              17,721              26.856               475,915.18
11/26/02              11,204              28,472               318,996.03
12/03/02              13,791              28.195               388,842.48
12/05/02              70,000              27.283             1,909,810.00
12/06/02              72,500              26,673             1,933,792.50
12/09/02              72,000              26.851             1,933,272.00
12/10/02              72,000              26.454             1,904,688.00
12/10/02               8,562              26.377               225,828.46
12/11/02              80,000              26.632             2,130,560.00
12/11/02              85,000              25.438             2,162,230.00
12/13/02              78,262              25.546             1,999,281.05
12/17/02               9,984              27.573               275,288.83
12/24/02               7,174              27.339               196,129.99
12/31/02               6,338              27.094               171,724.05
                     -------                                   ----------
TOTAL O/M            789,337                               $20,459,247.00
PURCHASE             =======                               ==============


                         - TOTAL ACTIVITY THIS PERIOD -

                                                               TOTAL
                SHARES PURCHASED                           PURCHASE PRICE

O/I Shares             -0-                                 $   -0-
O/M Purchases        789,337                               $20,459,247.00
                     -------                               --------------

TOTAL ACTIVITY       789,337                               $20,459,247.00
                     =======                               ==============

PAGE TWO
SCHEDULE I to
CERTIFICATE OF NOTIFICATION (#70-5943) of
AMERICAN ELECTRIC POWER COMPANY, INC.
For the Period October 1 - December 31, 2002



CUMULATIVE SUMMARY OF TRANSACTIONS:

                            - ORIGINAL ISSUE SHARES -

                                                              TOTAL
                                     SHARES ISSUED        PURCHASE PRICE

Totals from last report               47,773,594        $1,008,340,148.37
Transactions this period                 -0-                 $ -0-
                                      ----------         ----------------
Total Original Issue Shares           47,773,594        $1,008,340,148.37
                                      ==========        =================


                            - OPEN MARKET PURCHASES -

                                                               TOTAL
                                     SHARES ISSUED         PURCHASE PRICE

Totals from last report               25,194,663          $808,445,174.70
Transactions this period                 789,337           $20,459,247.00
                                      ----------           --------------

Total Open Market Shares              25,984,000          $828,904,421.70
                                      ==========          ===============